Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Income available to common stockholders	$323,867	$2,129

Weighted average shares outstanding	2,660,218	2,643,551

Basic earnings per share	$0.12	$0.001

Income for diluted earnings per share	$323,867	$2,129

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,660,218	2,643,551

Diluted earnings per share	$0.12	$0.001

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